

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2006

Mr. Earl W. Price
Chief Financial Officer
Eldorado Gold Corporation
1188 - 550 Burrard Street
Bentall 5
Vancouver, British Columbia CANADA V6C 2B5

      Re: Eldorado Gold Corporation
             Form 40-F for Fiscal Year Ended December 31, 2005
             Filed April 3, 2006
             File No. 1-31522

Dear Mr. Price:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 10- Taxes, page 19

1.   We note the components of your future tax assets and liabilities at December 31, 2005. Tell us why the valuation allowance is in excess of the reported future tax assets. We may have further comment.

Exhibit 99.2

2.   Revise this certification in an amended filing to refer to the fiscal period ended December 31, 2005.

Exhibits 99.3 and 99.4

3.   Revise these certifications in an amended filing to conform the title and wording exactly as set forth in General Instruction B(6)(a) of Form 40-F.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief